November 15, 2019

VIA EDGAR

Ronald Alper

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Real Goods Solar, Inc.

Offering Statement on Form 1-A

Filed September 30, 2019 and Amended on October 30, 2019 and November 7, 2019

File No. 024-11087

Ladies and Gentlemen:

Further to our receipt of confirmation from your office that all comments to the above-captioned offering statement (the “Offering Statement”) for Real Goods Solar, Inc. (the “Company”) have been satisfied, the Company is in a position to proceed with the Offering Statement, subject to the Securities and Exchange Commission (the “SEC”) issuing a notice qualifying the Offering Statement. Accordingly, the Company hereby requests the SEC qualify the Offering Statement effective 4:00 p.m. eastern time, on November 19, 2019, or as soon as practicable thereafter, and to issue a notice to that effect.

If you have any further questions or comments, please do not hesitate to contact me. Thank you.

Regards,

/s/Alan Fine

Alan Fine

Chief Financial Officer and Treasurer